EXHIBIT 99.14

NEWS RELEASE DATED APRIL 6, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	6th April 2010

TASMAN SHARES LIST ON THE FRANFURT STOCK EXCHANGE

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV – TSM; Frankfurt - T61). Mr Mark Saxon, President and CEO, reports that as of the 6th April 2010, Tasman has listed its common shares for trade on the Frankfurt Stock Exchange under the trading symbol "T61".  The listing provides Tasman’s new and existing European shareholders with easier access to trading in the Company's common shares, and shall assist in increasing the profile of the Company in the region.  Tasman's common shares on the Frankfurt Stock Exchange will trade concurrently with its shares listed on the TSX Venture Exchange under the symbol "TSM".

The Frankfurt Exchange (Deutsche Börse) is one of the world's largest stock exchanges, and the electronic trading platform of the exchange, XETRA, has made it the world's second-largest fully electronic cash market.  Tasman stock quotes may be checked online at http://deutsche-boerse.com (type T61 under “Kurssuche”).

Tasman is a rare earth element exploration (REE) company active in mining friendly regions of Sweden, Finland and Norway.  Tasman is currently drilling the Norra Karr REE-zirconium (Zr) project in Sweden, and exploring the historic Korsnas REE-Pb mine in Finland where a REE concentrate was produced by Outokumpu between 1959 and 1972.

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.

Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.  As part of an ongoing strategy to promote Tasman within Europe, the Company shall initiate a market awareness program within the region.

Recent video interviews with Mark Saxon regarding Tasman and the Norra Karr project can be found at www.mininginteractive.com.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN